

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2021

LianBio
103 Carnegie Center Drive, Suite 125
Princeton, NJ 08540

  **Re:** **LianBio**
    **Registration Statement on Form S-1**
    **Exhibit Nos. 10.1-10.3, 10.5-10.6, and 10.8-10.17**
    **Filed October 1, 2021**
    **File No. 333-259978**

Dear Dr. Wang:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

             Sincerely,

             Division of Corporation Finance